Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.o 33.611.500/0001-19

NIRE: 33300032266

NOTICE TO THE MARKET

Gerdau S.A. (“Gerdau”) and Optimus Steel LLC (“Optimus”) have entered into a definitive agreement to sell Gerdau’s Beaumont, Texas wire rod mill and two downstream facilities to Optimus for US$ 92.5 million, subject to customary purchase price adjustments. The transaction is subject to regulatory clearances and customary closing conditions, and is anticipated to close before calendar year-end of 2018.

The agreement includes Gerdau’s mill in Beaumont, Texas, and downstream locations Beaumont Wire Products and Carrollton Wire Products. The mill has a melt shop capacity of approximately 700,000 tons, and is capable of producing both wire rod and coiled rebar.

According to Gustavo Werneck, CEO of Gerdau, “the strategy in North America, a key market for us, is to improve our profitability, focus on more value-added products and better serve our customers, positioning Gerdau as one of the most innovative steel companies worldwide. We remain committed to strengthening our position in the US in the next years and we see a great growth potential in the markets that Gerdau will continue to operate.”

Advisors

Goldman Sachs & Co. LLC is serving as the exclusive financial advisor to Gerdau and Simpson Thacher & Bartlett LLP is acting as legal counsel.

Cautionary Statement Relevant to Forward-Looking Information.

This press release includes forward-looking statements regarding future events. These forward-looking statements are based on Gerdau’s current plans and expectations and involve some risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements.

São Paulo , January 31, 2018.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer